(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Date of Report: March 31, 2005	File No. 000-27560

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

ACT Teleconferencing, Inc.

(Exact name of registrant as specified in its charter)

Colorado	0-27560	84-1132665

(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1526 Cole Boulevard, Suite 300

(Address of principal executive offices)

Golden, Colorado 80401

(City, State and Zip Code)

(303) 235-9000

(Registrant’s telephone number)

This report contains 3 pages

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has encountered delays in completing its Annual Report on Form 10-K for the year ended December 31, 2004, due to a company restructuring that impacted the process of collecting information required in the Registrant’s financial statements and required the Registrant to perform additional testing and analysis that was not necessary in previous years.

In additon, late in its audit procedures, Hein & Associates identified certain accounting methodologies relating to valuation of intangible assets of the Registrant’s foreign subsidiaries that requires further analysis. As a result of the Registrant’s delays in finalizing its accounting books and records for the year ended December 31, 2004 and the necessity of further reviewing the accounting for overseas intangible assets, Hein & Associates has been unable to complete its audit in time to issue an opinion on the Registrant’s financial statements.”

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ed Bernica (Name)	(303) (Area Code)	235-9000 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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During the fiscal quarter ended December 31, 2004, the Registrant will recognize an impairment charge to write down the value of goodwill previously reflected on the Registrant’s balance sheet. The amount of this charge is currently expected to range from approximately $8 million to $12 million.

ACT Teleconferencing, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2005	By	/s/ Ed Bernica
Ed Bernica, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACT TELECONFERENCING, INC.

Date: March 31, 2005	By:	/s/ Gene Warren
Gene Warren
Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant, and in the capacities and on the dates indicated.

Signature	Title
/s/ Ed Bernica Ed Bernica	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ RONALD J. BACH Ronald J. Bach	Director

/s/ JAMES F. SEIFERT James F. Seifert	Director

/s/ Malcolm M. Aslin Malcolm M. Aslin	Director

/s/ Lew Jaffe Lew Jaffe	Director

/s/ Jules DeVigne Jues DeVigne	Director

/s/ MACK V. TRAYNOR III Mack V. Traynor III	Director and Chairman of the Board

/s/ GERALD D. VAN EECKHOUT Gerald D. Van Eeckhout	Director and Chairman Emeritus

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